THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE AVENUE, SUITE 530, PMB 303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

February 5, 2021

Jason L. Drory

Division of Corporation Finances

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Limitless Venture Group, Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 3

Filed January 27, 2021

File No. 024-11128

Dear Mr. Drory,

The undersigned counsel represents the interests of Limitless Venture Group, Inc. We are in receipt of your letter dated February 1, 2021. Below is our response to your comments:

1. We note your response to prior comment 1 and revised disclosure and reissue in part. In addition, we note your disclosure of your various acquisition agreements you entered into recently, including Jasper Benefit Solutions, LLC, Keto Sports, Inc. and Black Ghost Enterprises, Inc. Please file your material acquisition agreements as an exhibit to the offering circular or tell us why it is not material. Refer to Item 17 of Part III to Form 1-A.

Answer: We have revised our offering statement to contain the acquisition agreement for KetoSports, Inc. as the amount paid exceeded 10% of our consolidated total assets that were $1,412,851 as of June 30, 2020. We paid $48,750 to acquire Black Ghost Enterprises, Inc. and $102,000 to acquire Jasper Benefits Solutions, LLC, which amounts were less than 10% of our consolidated total assets at the time, and we have therefore not filed those acquisition agreements as exhibits to the offering circular.

2. We note your updated disclosure, including the claim that, "Jasper's positioning in the small to medium Groups market is considered largely underserved and valued at over $30 billion in the US Mid-Atlantic region alone." Please disclose the basis for this statement.

Answer: We have revised our offering statement to disclose the basis for the claim that Jasper's positioning in the small to medium Groups market is considered largely underserved and valued at over $30 billion in the US Mid-Atlantic region alone.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.